Exhibit 99.13

CONSENT OF EXPERT

To:	United States Securities and Exchange Commission Washington, D.C. 20549
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Northwest Territories Registrar of Securities
Nova Scotia Securities Commission
Nunavut Registrar of Securities
Prince Edward Island Securities Office
Saskatchewan Financial Services Commission
Securities Commission of Newfoundland and Labrador
Yukon Registrar of Securitie Rio Alto Mining Limited

Ladies and Gentlemen:

Re: Technical report entitled “La Arena Project, Peru”, effective December 31st, 2014 (the “Report” prepared for Rio Alto Mining Limited (the “Company”)

I, Timothy Williams, do hereby confirm that I am a qualified person under National Instrument 43-101 and a co-author of the Report.

The undersigned, for himself, pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects confirms that this letter is being filed as the consent to the use of extracts from, or summaries of, the Report in the Company's Annual Information Form for the fiscal year ended December 31, 2014 (the "AIF") and to being named in the AIF.

The undersigned further acknowledges that the AIF will be filed with the United States Securities and Exchange Commission as an Exhibit to the Company's Annual Report on Form 40-F for the fiscal year ended December 31, 2014 (the "Form 40-F"), and consents to being named in the Form 40-F and authorizes the use of the information represented therein relating to the Report.

DATED the 13rd day of March 2015

By:	/s/ Mr. Timothy Williams
Name: Mr. Timothy Williams, M Eng. Sc. (Curtin University)

Company: Rio Alto Mining Limited
Title: Vice President Operations